

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2013

<u>Via E-mail</u>
Thomas DeNunzio
President
Go Public I, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

> **Re:** **Go Public I, Inc.**
> **Form 10**
> **Filed August 22, 2013**
> **File No. 000-55025**

Dear Mr. DeNunzio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

<u>Cover page</u>

2. Please revise the Commission file number to reflect 000-55025.

Item 5. Directors and Executive Officers, page 9

Prior and Current Blank Check Company Experience, page 10

3. We note that Mr. DeNunzio also filed a Form 10 for Go Public II, Inc. on August 22, 2013. Please include the company in the table at the end of this subsection.

Item 13. Financial Statements and Supplemental Data, page 15

Report of Independent Registered Public Accounting Firm, page F-1

4. We note that the report of your independent registered public accounting firm makes reference to your financial statements as of and for the year ended July 31, 2013. Please have your auditor revise its report to reference and opine on your financial statements for the period from inception (July 22, 2013) to July 31, 2013 as opposed to the year ended July 31, 2013.

Exhibit 3.2 By-Laws

5. The document filed references Go Public I Acquisition, Inc. as opposed to Go Public I, Inc. Please advise or file the appropriate by-laws.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

6. Please note a consent to the use of an audit report is not required in 1934 Act reports. If you include an auditor's consent it should be dated within 30 days of the effective date of the registration statement. Alternatively, you may remove the exhibit from the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows at (202) 551-3322 or Donna Di Silvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Dieter King at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director